As confidentially submitted to the Securities and Exchange Commission on April 11, 2018 as Amendment No. 4 to the confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on  .

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GreenSky, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	82-2135346 (I.R.S. Employer Identification No.)

5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342
(678) 264-6105
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven E. Fox
Executive Vice President and Chief Legal Officer
GreenSky, Inc.
5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342
(678) 264-6105
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brinkley Dickerson Troutman Sanders LLP 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308 Tel: (404) 885-3822 Fax: (404) 962-6743	Gregory A. Fernicola Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel: (212) 735-2918 Fax: (917) 777-2918

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Class A common stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes additional shares of Class A common stock that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 4 to the draft registration statement on Form S-1 is being confidentially submitted solely for the purpose of confidentially submitting Exhibits 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, and 10.21. No change is made to the prospectus constituting Part I of this draft registration statement or Items 13, 14, 15, 16(b) or 17 of Part II of this draft registration statement.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions and financial advisory services fees payable by the registrant, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the United States Securities and Exchange Commission (“SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Officers and Directors

Section 102 of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the registrant, or is or was serving at the registrant’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s certificate of incorporation and bylaws, to be filed as Exhibits 3.1 and 3.2 hereto, respectively, provide that the registrant must indemnify its directors and officers to the fullest extent authorized by the DGCL or any other applicable law. In addition, the registrant intends to enter into separate indemnification agreements, to be filed as Exhibit 10.7 hereto, with its directors and executive officers, which would require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent authorized by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the United States Securities Act of 1933, as amended (the “Securities Act”). The registrant also intends to maintain director and officer liability insurance.

The form of Underwriting Agreement, to be filed as Exhibit 1.1 hereto, provides for indemnification by the underwriters of the registrant and the registrant’s officers and directors for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

On July 20, 2017, the registrant issued 100 shares of the registrant’s common stock, par value $0.01 per share, to GreenSky, LLC for $10.00. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

In connection with the Reorganization Transactions, the registrant will issue shares of its Class B common stock, par value $0.01 per share, to the Continuing LLC Members and shares of its Class A common stock, par value $0.01 per share, to the equity holders of the Former Corporate Investors (as those terms are defined in the prospectus included in this registration statement). The issuance of such shares of Class A and Class B common stock will not be registered under the Securities Act because the shares will be offered and sold in transactions exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits

(1) Exhibits:

The exhibit index immediately preceding the signature page hereto is incorporated herein by reference.

(2) Financial Statement Schedules:

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates, or evidence of uncertificated securities, in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Certificate of Incorporation, to be effective upon completion of this offering
3.2*	Form of Bylaws, to be effective upon completion of this offering
4.1*	Specimen Stock Certificate for shares of Class A common stock
4.2*	Investors Rights Agreement, to be effective upon completion of this offering
4.3*	Form of Registration Rights Agreement, to be effective upon completion of this offering
4.4**	Form of Warrant held by QED Investors, LLC
4.5**	Form of Warrant held by QED Fund II, LP
4.6*	Form of Incentive Units held by QED Investors, LLC
5.1*	Opinion of Troutman Sanders LLP
10.1*	Form of Tax Receivable Agreement, to be effective upon completion of this offering
10.2*	Form of Exchange Agreement, to be effective upon completion of this offering
10.3*	Operating Agreement of GreenSky Holdings, LLC, to be effective upon completion of this offering
10.4+**	Employment Agreement, dated September 25, 2014, with David Zalik
10.5+**	Offer Letter, dated October 18, 2014, for Robert Partlow
10.6+**	Offer Letter, dated August 27, 2016, for Christopher Forshay
10.7*	Form of Indemnification Agreement with each of its directors and executive officers
10.8**	Credit Agreement, dated August 25, 2017, with JPMorgan Chase Bank, N.A.
10.9^	Loan Origination Agreement, as amended, with SunTrust Bank
10.10^	Servicing Agreement, as amended, with SunTrust Bank
10.11^	Loan Origination Agreement, as amended, with Regions Bank
10.12^	Servicing Agreement, as amended, with Regions Bank
10.13^	Loan Origination Agreement, as amended, with Synovus Bank
10.14^	Servicing Agreement, as amended, with Synovus Bank
10.15^	Loan Origination Agreement, as amended, with Fifth Third Bank
10.16^	Servicing Agreement with Fifth Third Bank

Exhibit number	Description
10.17**^	Co-Branded MasterCard Program Agreement, as amended, with Comdata Network, Inc.
10.18*#	GreenSky Installment Loan Program Agreement, as amended, with, THD At-Home Services, Inc. and Home Depot U.S.A., Inc.
10.19**	Phoenix Blackstone Center Lease, as amended, with Phoenix Blackstone, LLC
10.20**	Purchase and Sale Agreement, dated November 30, 2016, by and among Robert Sheft, Robert Sheft 2012 Trust, Zalik Family Dynasty Trust I, LLC and GreenSky, LLC
10.21^	Servicing Agreement, dated November 30, 2016, by and among Robert Sheft, Robert Sheft 2012 Trust, Zalik Family Dynasty Trust I, LLC and GreenSky, LLC
10.22**	Advisory Services Agreement, as amended, by and between QED Investors, LLC and GreenSky, LLC (formerly, GreenSky Trade Credit, LLC)
10.23+*	Form of GreenSky Holdings, LLC 2018 Omnibus Incentive Plan, and forms of award agreements thereunder
10.24+**	Equity Incentive Plan
10.25+**	Form of GreenSky, LLC (formerly, GreenSky Trade Credit, LLC) Class A Unit Option Agreement, as amended
10.26+**	Form of GreenSky, LLC (formerly, GreenSky Trade Credit, LLC) Incentive Units Grant Agreement
21.1*	List of subsidiaries of GreenSky, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP as to GreenSky, Inc.
23.2*	Consent of PricewaterhouseCoopers LLP as to GS Holdings, LLC
23.3*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment.
**	Previously filed.
+	Management contract or compensatory plan or arrangement.
#	The registrant intends to seek confidential treatment with respect to certain portions of this exhibit.
^	Confidential treatment requested as to certain portions of this exhibit, which portions have been omitted and filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on  , 2018.

GreenSky, Inc.
(Registrant)

By:	Name: David Zalik Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints David Zalik and Robert Partlow and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this registration statement, and any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on  , 2018.

Name	Title

David Zalik	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

Robert Partlow	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

Joel Babbit	Director

Gerald Benjamin	Director

Gregg Freishtat	Director

Nigel Morris	Director

Robert Sheft	Director

Bryan Taylor	Director